

Mail Stop 3720

November 13, 2009

Via U.S. Mail
Lester G. Manalo
President, Treasurer, and Director
Adtomize Inc.
8th Floor - 200 South Virginia St.
Reno, NV 89501

> **RE:** **Adtomize Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 1, 2009**
> **File No. 333-150775**

Dear Mr. Manalo:

We issued comments to you on the above captioned filing on October 9, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 23, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 23, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jay Knight, Staff Attorney, at (202) 551-3370 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director